SECURITIES AND EXCHANGE COMMISSION



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ANNUAL AUDITED REPORT
FORM X-17A-5

PART III
FACING PAGE

SEC FILE NUMBER
8-21022

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934, Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING November 1, 2002 (MM/DD/YY) AND ENDING October 31, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

RBC Dominion Securities Corporation

OFFICIAL USE ONLY
FIRM ID. NO

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Liberty Plaza
(No. and Street)

New York	NY	10006
(City)	(State)	(Zip Code)

NAME AND TELEPHONE OF PERSON TO CONTACT IN REGARD TO THIS REPORT:

Bruce Runciman — (212) 858-7180
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name -- if individual, state last, first, middle name)

Two World Financial Center	New York,	New York	10281-1414
(Address)	(City)	(State)	Zip Code

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

PROCESSED
JAN 28 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

SEC 1410 (06-02)



RBC Capital Markets

RBC Dominion Securities Corporation
One Liberty Plaza
165 Broadway
New York, NY 10006-1404
Telephone (212) 428-6200
(212) 858-7000

AFFIRMATION

We, Bruce Macdonald and Bruce Runciman, affirm that, to the best of our knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to RBC Dominion Securities Corporation for the year ended October 31, 2003, are true and correct, and such financial statements and supplemental schedules will be made available promptly to all members and allied members of the New York Stock Exchange, Inc. in our organization. We further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.



Signature 12.22.2003 Date

Bruce Runciman
Chief Financial Officer



Signature 12.22.2003 Date

Bruce Macdonald
President and Chief Executive Officer



Notary Public

PAUL V. MAY, ESQ.
Notary Public, State of New York
No. 02MA5041384
Qualified in Nassau County
Commission Expires April 3, 2007

RBC DOMINION SECURITIES CORPORATION
(A Wholly-Owned Subsidiary of RBC Holdings (USA) Inc.)
(SEC I.D. No. 8-21022)



SEC MAIL PROCESSING
RECEIVED
DEC 31 2003
WASH. D.C.
155
SECTION

STATEMENT OF FINANCIAL CONDITION
AS OF OCTOBER 31, 2003
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

* * * * * * *

Filed pursuant to Rule 17a-5(e)(3) under the
Securities Exchange Act of 1934
as a Public document.

Deloitte & Touche LLP
Two World Financial Center
New York, New York 10281-1414

Tel: (212) 436-2000
Fax: (212) 436-5000
www.deloitte.com

Deloitte & Touche

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder of
RBC Dominion Securities Corporation:

We have audited the accompanying statement of financial condition of RBC Dominion Securities Corporation (the "Company") as of October 31, 2003, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.16 under the Commodity Exchange Act. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. Our procedures included a review of the Company's control activities for safeguarding securities. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statement presents fairly, in all material respects, the financial position of RBC Dominion Securities Corporation at October 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

December 22, 2003

RBC DOMINION SECURITIES CORPORATION

(A Wholly-Owned Subsidiary of RBC Holdings (USA) INC.)

STATEMENT OF FINANCIAL CONDITION
OCTOBER 31, 2003

ASSETS

Cash	$ 20,973
Securities segregated under Federal and other regulations	98,000,000
Securities purchased under agreements to resell	2,991,171,975
Securities borrowed	2,483,440,125
Securities owned, at market value (includes securities pledged of $1,026,690,335)	1,179,239,360
Receivable from brokers, dealers and clearing organizations	1,606,460,437
Receivable from affiliates	13,817,654
Receivable from customers	13,903,881
Equipment, furniture and leasehold improvements at cost - net of accumulated depreciation and amortization of $8,748,505	9,784,602
Other assets	84,608,235
Assets of Options Business transferred under contractual arrangement	223,552,255
Total Assets	$8,703,999,497

LIABILITIES AND STOCKHOLDER'S EQUITY

Bank overdrafts	$ 4,301,687
Securities sold under agreements to repurchase	3,243,948,420
Securities loaned	2,517,107,892
Securities sold, but not yet purchased, at market value	496,673,530
Payable to brokers and dealers	209,883,439
Payable to affiliates	1,401,517,707
Payable to customers	124,555,727
Accounts payable and accrued liabilities	207,565,558
Liabilities of Options Business transferred under contractual arrangement	223,552,255
	8,429,106,215
Liabilities Subordinated to Claims of General Creditors	50,000,000
Stockholder's Equity:	
Common stock, no par value, 6,667 shares authorized, issued, and outstanding	
Additional paid-in capital	195,400,629
Retained earnings	29,492,653
Total stockholder's equity	224,893,282
Total Liabilities and Stockholder's Equity	$8,703,999,497

See notes to statement of financial condition.

RBC DOMINION SECURITIES CORPORATION
(A Wholly-Owned Subsidiary of RBC Holdings (USA) Inc.)

NOTES TO STATEMENT OF FINANCIAL CONDITION
AS OF OCTOBER 31, 2003

1. ORGANIZATION

RBC Dominion Securities Corporation (the "Company") is a wholly-owned subsidiary of RBC Holdings (USA) Inc. (the "Parent"), a Delaware corporation. The Parent is a wholly-owned subsidiary of Royal Bank of Canada (the "Ultimate Parent").

The Company is a registered broker and dealer under the Securities Exchange Act of 1934 (the "SEA") and is a member of the New York Stock Exchange, the American Stock Exchange, the Chicago Board of Options Exchange (the "CBOE"), the Chicago Mercantile Exchange (the "CME"), the Chicago Board of Trade, the Pacific Stock Exchange, the International Monetary Market, and the National Association of Securities Dealers. Additionally, the Company is a registered Futures Commission Merchant under the Commodity Exchange Act and is a member of the National Futures Association.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Customers' securities transactions are reported on a settlement date basis.

Securities owned, and securities sold, but not yet purchased, are valued at market. Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the Statement of Financial Condition.

Transactions involving purchases of securities under agreements to resell ("reverse repurchase agreements") or sales of securities under agreements to repurchase ("repurchase agreements") are accounted for as collateralized financing transactions and are recorded at their contracted resale or repurchase amounts plus accrued interest. It is the policy of the Company to obtain possession of collateral with a market value equal to or in excess of the principal amount loaned under reverse repurchase agreements. Collateral is a valued daily, and the Company may require counterparties to deposit additional collateral or return collateral pledged when appropriate.

Securities borrowed and securities loaned transactions are recorded at the amount of cash collateral advanced or received. Securities borrowed transactions require the Company to deposit cash, securities, letters of credit, or other collateral with the lender. With respect to securities loaned, it is the policy of the Company to receive collateral in the form of cash, securities or other collateral in an amount equal to or in excess of the market value of securities loaned. The Company monitors the market value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary.

The Company utilizes the asset and liability method to calculate deferred tax assets and liabilities. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. The Company is included in the consolidated Federal income tax return of the Parent.

Depreciation is provided on a straight-line basis using estimated useful lives of one to five years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

The Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days, that are not held for sale in the ordinary course of business.

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts and disclosure of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities – an interpretation of ARB No. 51," ("FIN No. 46"). The Company has determined that it is not reasonably possible that it will be required to consolidate or disclose information about a variable interest entity upon the effective date of FIN No. 46.

3. SECURITIES SEGRATED UNDER FEDERAL AND OTHER REGULATIONS

U.S. Government securities with a market value of $97,588,581 collateralizing a reverse repurchase agreement has been segregated in a special reserve bank account for the benefit of customers under Rule 15c3-3 of the SEA.

4. OPTIONS BUSINESS TRANSFERRED UNDER CONTRACTUAL ARRANGEMENT

On October 31, 2002, the Company assigned its interest in its CME and CBOT market maker options trading desk (the" Options Business") to Geneva Capital Investments LLC ("Geneva"), a registered broker-dealer. In accordance with the Assignment and Assumption Agreement, dated October 31, 2002, the Company assigned its options positions and futures equity to Geneva at book value. Under the Agreement, the Company is entitled to participate in 10% of Geneva's quarterly net income before taxes until October 31, 2005 or until Geneva pays back all outstanding loans to the Company, which ever is sooner. At October 31, 2003, the Company has loans to Geneva of $2,000,000, bearing interest at LIBOR plus 0.75%, payable in arrears. The loans mature over the period ending October 31, 2005.

Consistent with the accounting treatment prescribed under Staff Accounting Bulletin (SAB) Topic 5E, the Company will neither treat the assignment as a sale of a business to Geneva, nor consolidate any future results of Geneva. The total assets and liabilities, primarily consisting of open option positions and futures equity, of Geneva are shown on the consolidated balance sheet under the captions assets and liabilities of Options Business transferred under contractual arrangement. Once the assignment qualifies as an accounting disposition under SAB Topic 5E, the Company will no longer recognize the assets and liabilities of Geneva.

5. RELATED PARTY TRANSACTIONS

The Company provides certain services related to securities transactions with the Parent and other affiliates.

The Company manages the business affairs of certain of its affiliates under agency agreements, and acts as a computation agent, accounting resource, risk manager and legal representative for affiliates under Technical Service agreements.

In January 2003, the Company began clearing for an affiliated broker-dealer, RBC Capital Markets Arbitrage, S.A. ("RBC CMA"). RBC CMA trades for its own account and does not conduct any customer business.

At October 31, 2003, the Company maintained a $250,000,000 unsecured line of credit with an affiliate. Interest on the outstanding loan amounts is payable at the Federal Funds effective rate plus .50%. The Company also maintained an uncommitted revolving facility of $400,000,000 with an affiliate. Interest on the facility on the outstanding amount is payable a Federal Funds effective rate plus .15%. There were no outstanding balances relating to the unsecured line of credit and the uncommitted revolving facility at October 31, 2003.

The Parent guarantees the due and punctual performance of all obligations to the Chicago Mercantile Exchange arising out of accounts cleared by the Company.

In addition to the affiliate receivables and payables disclosed on the Statement of Financial Condition or in other disclosure, the Company had the following outstanding receivables and payables with affiliates:

	Receivable	Payable
Securities purchased under agreements to resell	$ 533,721,279	$ -
Securities sold under agreements to repurchase	-	2,230,479,894
Securities borrowed	604,835,581	-
Securities loaned	-	545,366,556
Fails to deliver	64,159,806	-
Fails to receive	-	15,700,253

6. RECEIVABLE FROM/PAYABLE TO BROKERS, DEALERS AND CLEARING ORGANIZATIONS

Amounts receivable from and payable to brokers, dealers and clearing organizations at October 31, 2003, consisted of the following:

	Receivable	Payable
Receivable from RBC CMA	$1,483,804,899	$ -
Trade date/settlement date accrual	-	36,706,661
Deposits with clearing organizations	47,596,143	-
Fails-to-deliver/receive	69,729,318	168,349,796
Other	5,330,077	4,826,982
	$1,606,460,437	$ 209,883,439

7. SECURITIES OWNED AND SECURITIES SOLD, BUT NOT YET PURCHASED

Securities owned and securities sold, but not yet purchased, at October 31, 2003 consisted principally of trading securities at market value as follows:

	Owned	Sold, But Not Yet Purchased
U.S. and Canadian government agency obligations	$ 258,782,496	$ 170,520,854
Municipal Canadian government obligations	156,770,319	171,688,696
Corporate obligations	180,951,477	154,463,980
Equities and warrants	1,868,696	-
Money market funds	580,866,372	-
	$ 1,179,239,360	$ 496,673,530

The Company pledges its securities owned to collateralize repurchase agreements and other securities financing. Pledged securities that can be sold or repledged by the secured party are parenthetically disclosed in Securities Owned on the Statement of Financial Condition.

At October 31, 2003, the fair value of securities received as collateral where the Company is permitted to sell or repledge the securities was $6.8 billion, and the fair value of the portion that has been sold or repledged was $6.8 billion.

Included in securities owned are $9,500,000 of floating rate third priority collateralized notes, due 2014, issued by MINCS-Glace Bay, Ltd. MINCS-Glace Bay Ltd. is a third-party entity which contracted with an affiliated entity to provide credit default protection for a portfolio of assets.

8. INCOME TAXES

At October 31, 2003, the Company had deferred tax assets of $19,165,452. Deferred tax assets arose primarily from temporary differences relating to fixed asset depreciation and amortization and deferred compensation. No deferred tax asset valuation allowance has been established since, based upon available evidence, it appears more likely than not that the deferred tax asset will be realized.

The Company's effective tax rate varies from the statutory Federal income tax rate primarily due to state and local income taxes and permanent differences.

The Company is included in the consolidated Federal income tax return of the Parent. The provision for income taxes is computed on a separate company basis.

9. COMMITMENTS AND CONTINGENT LIABILITIES

The Company maintains operating leases primarily for office space, the largest of which expires in 2012. At October 31, 2003, the future minimum rental payments were as follows:

Year	
2004	$ 3,945,299
2005	2,539,705
2006	2,373,030
2007	2,373,030
2008	2,373,030
2009 and thereafter	9,294,368
Total	$22,898,462

The Company has entered into an arrangement with an Agency of the New York City and State governments, whereby it is eligible to receive $3 million in return for certain commitments the Company has made regarding the location of its operations through December 2012. If the Company does not meet these commitments, the grant money may be required to be repaid to the Agency with penalties.

The Company is a member of several exchanges and clearinghouses. Under the standard membership agreements, members are generally required to guarantee the performance of other members. Under the agreements, if a member becomes unable to satisfy its obligations to the clearinghouse, other members would be required to meet shortfalls. To mitigate these performance risks, the exchanges and clearinghouses often require members to post collateral. The Company's maximum potential liability under these arrangements cannot be quantified. However, the potential for the Company to be required to make payments under these arrangements is unlikely. Accordingly, no contingent liability is recorded for these arrangements at October 31, 2003.

The Company is a third-party defendant to a lawsuit in relation to its agency transaction business, which claims substantial damages. The Company is also a defendant in other lawsuits incidental to its securities and commodities business. Management of the Company, after consultation with outside legal counsel, believes that the resolution of these various lawsuits will not result in any material adverse effect on the Company's financial position.

10. LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

The Company has entered into a $50,000,000 Revolving Subordinated Loan Agreement, renewable annually, with an affiliate, RBC US, LLC on June 1, 2003. Under this agreement, the Company must pay interest equal to LIBOR plus .745% (1.86125% at October 31, 2003) on any amount borrowed. Prior to June the Company had a four year $50,000,000 Revolving Subordinated Loan Agreement with RBC Dominion Securities, LLC. At October 31, 2003, the Company had drawn $50,000,000.

All liabilities subordinated to claims of general creditors are covered by agreements approved by the New York Stock Exchange and are thus available for computing the Company's net capital pursuant to the Uniform Net Capital Rule under the SEA. To the extent that such liabilities are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

11. STOCKHOLDER'S EQUITY

The Company has authorized 4,000 shares of 4% noncumulative, redeemable preferred stock. No preferred shares have been issued as of October 31, 2003.

12. BENEFIT PLANS

Effective October 31, 2002, the Company merged its defined benefit pension plan into the Pension Plan for United States Dollar-Based Employees of Royal Bank of Canada and Affiliates ("RBC Plan"). The RBC Plan sponsored by the Ultimate Parent covers employees of the Company meeting certain eligibility requirements prior to December 31, 1996. Effective December 31, 1996, the plan was frozen. Under this curtailment, the plan will continue to exist but no further benefits will accrue to the participants.

Substantially all employees of the Company are eligible to participate in its Retirement and Savings Plan ("401(k) Plan") which is a defined contribution plan. Participants may elect to contribute up to 25% of their base salary on a pre-tax basis, and up to 5% on an after tax basis, subject to IRS limitations. The Company matches 100% of each participant's contributions up to the first 6% of participants base salary upon completion of one year of employment. These contributions and related earnings vest ratably over a five-year period.

13. NET CAPITAL REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the SEA, which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by the rule, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $1,500,000 or 2% of aggregate debit balances arising from customer transactions pursuant to Rule 15c3-3 under the SEA. The Company is also subject to the Commodity Futures Trading Commission's minimum financial requirements (Regulation 1.17) which require that the Company maintain net capital, as defined, equal to 4% of customer funds required to be segregated pursuant to the Commodity Exchange Act, less the market value of certain commodity options, all as defined. The Net Capital Rule of the New York Stock Exchange also provides that equity capital may not be withdrawn or cash dividends paid if resulting net capital would be less than 5% of aggregate debits. At October 31, 2003, the Company had net capital of $156,217,011, which was $154,717,011 in excess of the required minimum net capital.

To allow RBC CMA, an affiliate broker-dealer, to classify its assets held by the Company as allowable assets in their computation of net capital under the SEA, the Company computes a separate reserve requirement for Proprietary Accounts of Introducing Brokers.

14. FAIR VALUE OF FINANCIAL INSTRUMENTS

Substantially all of the Company's assets and liabilities are carried at fair value or contracted amounts, which approximate fair value.

Securities owned and securities sold, but not yet purchased, are carried at fair value. Fair value is generally based on quoted market prices. If quoted market prices are not available, fair value is determined based on other relevant factors, including dealer price quotations, price activity for equivalent securities and valuation pricing models.

Assets, which are recorded at contracted amounts approximating fair value, consist largely of short-term collateralized receivables, including reverse repurchase agreements, securities borrowed and certain other receivables. Similarly, the Company's short-term liabilities pursuant to bank loans, repurchase agreements, securities loaned and certain other payables are recorded at contracted amounts approximating fair value. These instruments generally have variable interest rates and short-term maturities, in many cases overnight, and accordingly, are not materially affected by changes in interest rates.

The carrying amount of liabilities subordinated to claims of general creditors closely approximates fair value based upon market rates of interest available to the Company at October 31, 2003.

15. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

In the normal course of business, the Company' clearance activities involve the execution, settlement and financing of various customer securities transactions. These activities may expose the Company to off-balance sheet credit risk in the event the customer or other broker is unable to fulfill its contractual obligations. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell securities at prevailing market prices in order to fulfill the customer's obligations.

The Company enters into collateralized reverse repurchase and repurchase agreements and securities borrowing and lending transactions which may result in significant credit exposure in the event the counterparty to the transaction is unable to fulfill its contractual obligations. The Company attempts to minimize credit risk associated with these activities by monitoring counterparty credit exposure and collateral values on a daily basis and requiring additional collateral to be deposited with or returned to the Company when deemed necessary.

Securities sold, but not yet purchased, represent obligations of the Company to deliver specified securities at contracted prices, thereby creating an obligation to purchase the securities in the market at prevailing prices. Consequently, the Company's ultimate obligation to satisfy the sale of securities sold, but not yet purchased, may exceed the amounts recognized in the Statement of Financial Condition.

The Company maintains positions in a variety of financial instruments. Certain instruments, including equity derivative products, give rise to off-balance sheet risk. Risk arises from changes in the value of the contracts ("market risk") and also from the potential inability of counterparties to perform under the terms of the contracts ("credit risk"). The Company attempts to control its exposure to market risk through use of its proprietary trading system which determines that the market risk inherent in its portfolios is within established limits. Credit risk is limited in that exchange traded financial instruments, such as futures and options, are settled directly with securities and commodities clearing houses, primarily with The Options Clearing Corporation and The National Securities Clearing Corporation.

Statement of Financial Accounting Standards No. 133, requires that all derivatives be recognized as either assets or liabilities and be measured at fair value. The Company buys and sells derivative financial instruments for trading purposes solely for its own account. Trading gains, net of losses as shown in the Statement of Income includes the results from trading of the following instruments; equities and exchange traded options and futures contracts on equities and equity indexes.

* * * * * *

Deloitte & Touche LLP
Two World Financial Center
New York, New York 10281-1414

Tel: (212) 436-2000
Fax: (212) 436-5000
www.deloitte.com


Deloitte
& Touche

December 22, 2003

RBC Dominion Securities Corporation
One Liberty Plaza
New York, New York 10006

In planning and performing our audit of the financial statements of RBC Dominion Securities Corporation (the "Company") for the year ended October 31, 2003 (on which we issued our report dated December 22, 2003), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934 and Regulation 1.16 under the Commodity Exchange Act, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) and Regulation 1.16: (1) in making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e) (including the practices and procedures followed by the Company in making the periodic computations for proprietary accounts of introducing brokers ("PAIB")); (2) in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; (3) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; (4) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3; and (5) in making the daily computations of the segregation requirements of Section 4d(2) and Regulation 30.7 under the Commodity Exchange Act.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's and the Commodity Futures Trading Commission's (the "Commissions") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) and Regulation 1.16(d)(2) list additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may

become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the consolidated financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commissions to be adequate for their purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at October 31, 2003, to meet the Commissions' objectives.

This report is intended solely for the information and use of the board of directors, management, the Securities and Exchange Commission, the New York Stock Exchange, Inc., the Commodity Futures Trading Commission, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 or Regulation 1.16 under the Commodity Exchange Act in their regulation of registered brokers and dealers and futures commission merchants, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP